1717 Main Street, Suite 3700 Dallas, Texas 75201 214.659.4400 Phone 214.659.4401 Fax andrewskurth.com Joseph A. Hoffman (214) 659-4593 Phone (214) 659-4861 Fax jhoffman@andrewskurth.com

May 13, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Stratus Properties, Inc.

Revised Preliminary Proxy Statement filed on Schedule 14A

Filed May 6, 2016 by Carl E. Berg, David M. Dean and Michael Knapp

File No. 001-37716

Ladies and Gentlemen:

We are submitting this letter on behalf of our client, Carl E. Berg (“Mr. Berg”), in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated May 12, 2016 (the “Staff Letter”) relating to the above-referenced Revised Preliminary Proxy Statement (the “Proxy Statement”).

In this letter, we have reproduced the comments from the Staff Letter in italicized, bold type and followed each comment with Mr. Berg’s response to that comment.

Revised Preliminary Proxy Statement filed on Schedule 14A

General

1.	We note the response and revised disclosure in reply to prior comment 5; however, each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to us on a supplemental basis. Please revise to ensure that support for any statements concerning the company’s financial performance, stock price and share value exists. For example, please revise throughout the filing to provide support for the references to shareholders realizing the “true value” of their shares and quantify any analyses performed to support these statements. To the extent any such analyses have not been performed, so state. The statements on page 9 regarding the assertion that the company has “mismanaged” the business as it relates to “properties being sold at prices less than fair market value and/or at inopportune times,” “properties being improperly acquired, developed and managed,” and “the development and operations of Stratus’ properties being funded at a cost to Stratus that is higher than it needed to be” also need to be supported.

Response:	We believe that support for each statement of belief or opinion is now self-evident or supported in the text or was previously supported with information furnished supplementally to the Staff.

We have provided support (and cross references where appropriate) for any statements concerning Stratus’ financial performance, stock price and share value. We have included a graph instead of the prior chart as it is more reader friendly and supports statements made in the Preliminary Proxy Statement.

We believe that the phrase “true value” now only appears in the Preliminary Proxy Statement where it is directly related to Mr. Berg’s shareholder proposal submitted to Stratus on December 8, 2015.

The referenced statements on page 9 have been deleted.

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Securities and Exchange Commission

May 13, 2016

Reasons for the Solicitation

We believe the Best Way to Maximize Value…, page 11

2.	We note you disclosure, “[w]e likewise believe that an overwhelming consensus view of the Company’s stockholders supports our belief, and we are confident that the vote on the Berg Stockholder Proposal will substantiate that belief.” We believe that speculation as to the views of stockholders is insupportable. Please remove this statement, or advise.

Response:	The referenced statement has been removed.

As discussed, we would appreciate clearance as soon as possible.

Please refer any questions to the undersigned at 214-659-4593. Thank you.

Very truly yours,

/s/ Joseph A. Hoffman

Joseph A. Hoffman

cc:	Mr. Carl E. Berg

Mr. David M. Dean

Mr. Michael Knapp

Mr. Stephen Robinson

Mr. Dudley W. Murrey